February 14, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Cecelia Blye
Office of Global Security Risk

Subject:	Hill-Rom Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 20, 2013
File No. 1-06651

Dear Ms. Blye:

This letter is submitted in response to the Staff’s comment letter, dated January 31, 2014 (“Letter”), with respect to the Division of Corporation Finance’s review of the above referenced filing of Hill-Rom Holdings, Inc. (“we”, “us”, “our” or the “Company”).  The numbered paragraphs below correspond to the comment numbers in the Letter, and we have included the full text of each comment in bold above the applicable response.

1.
You stated in your letter to us dated June 30, 2010 that you planned to continue to sell to entities located in Syria. In addition, you disclose on page 24 and elsewhere in your Form 10-K that you operate in Latin America, a region that can be understood to include Cuba. As you know, Cuba and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba or Syria. Please tell us about any contacts with Cuba and Syria since your 2010 letter. Your response should describe any products, equipment, components, technology, or services you have provided into Cuba and Syria, directly or indirectly, since the referenced letter, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:  From June 30, 2010 through May 30, 2011, the Company had less than $230,000 of sales into Syria.  Since May 30, 2011, the Company has not made any sales of products, equipment, components, technology, or services to entities located in Syria.  All of the sales from June 2010 to May 2011 were made to two distributors who ultimately sold these products (medical devices, specifically hospital beds & accessories, replacement parts, and patient lifting devices) to end users, including government controlled hospitals.   The Company does not have, and has not had, any contracts, agreements or arrangements with the government of Syria, or any entity controlled by the Syrian government.  Additionally, the Company has not made any sales of products, equipment, components, technology, or services into Cuba since June 30, 2010, other than sales to the United States Navy, which has a naval hospital in Cuba, and the Company does not have, and has not had, any contracts, agreements or arrangements with the government of Cuba, or any entity controlled by the Cuban government.  Accordingly, the Company has no contracts, agreements or arrangements with the government of Syria, or any entity controlled by the Cuban government.  Finally, the Company has no assets or employees in Cuba or Syria.

2.
Please discuss for us the materiality of any contacts with Cuba and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Syria.

Response:  The Company has not engaged in business in Syria or Cuba in nearly three years, and has no current plans to engage in such business other than to, potentially, provide replacement parts to service products already sold; however the Company has no contractual obligation to do so.  Moreover, the sales actually made between June 30, 2010 and May 30, 2011 represent less than 0.015% of annual revenue for fiscal year 2011, and a smaller amount for subsequent fiscal years.  We have also considered these sales in the context of other qualitative factors that an investor might find important, such as impact on the Company’s reputation and share price.  Considering all these factors, along with the nature of the products we sell (medical devices), we believe the sales to be both qualitatively and quantitatively immaterial to investors.

* * * * *

As requested in your letter dated January 31, 2014, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff may direct any comments or questions regarding this letter to me via telephone at (312) 819-7200 or fax at (312) 819-7219.

Sincerely,

/s/ James Saccaro

James Saccaro
Senior Vice President and Chief Financial Officer

Courtesy copies to:

At the Securities and Exchange Commission:

Ms. Amanda Ravitz, Assistant Director, Division of Corporation Finance

At Hill-Rom Holdings, Inc.:

Mr. John J. Greisch, President and Chief Executive Officer
Ms. Susan R. Lichtenstein, Senior Vice President of Corporate Affairs and Chief Legal Officer